SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Bob Evans Farms, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

096761101
(CUSIP Number)

Marc Weingarten and David Rosewater Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 5, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 31 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 096761101	SCHEDULE 13D/A	Page 2 of 31 Pages

1	NAME OF REPORTING PERSONS Castlerigg Master Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,364,227 shares of Common Stock (including options to purchase 209,000 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,364,227 shares of Common Stock (including options to purchase 209,000 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,364,227 shares of Common Stock (including options to purchase 209,000 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 096761101	SCHEDULE 13D/A	Page 3 of 31 Pages

1	NAME OF REPORTING PERSONS Castlerigg International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,364,227 shares of Common Stock (including options to purchase 209,000 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,364,227 shares of Common Stock (including options to purchase 209,000 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,364,227 shares of Common Stock (including options to purchase 209,000 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 096761101	SCHEDULE 13D/A	Page 4 of 31 Pages

1	NAME OF REPORTING PERSONS Castlerigg International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,364,227 shares of Common Stock (including options to purchase 209,000 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,364,227 shares of Common Stock (including options to purchase 209,000 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,364,227 shares of Common Stock (including options to purchase 209,000 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 096761101	SCHEDULE 13D/A	Page 5 of 31 Pages

1	NAME OF REPORTING PERSONS Castlerigg Offshore Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,364,227 shares of Common Stock (including options to purchase 209,000 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,364,227 shares of Common Stock (including options to purchase 209,000 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,364,227 shares of Common Stock (including options to purchase 209,000 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 096761101	SCHEDULE 13D/A	Page 6 of 31 Pages

1	NAME OF REPORTING PERSONS Castlerigg Merger Arbitrage and Equity Event Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 216,332 shares of Common Stock (including options to purchase 35,400 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 216,332 shares of Common Stock (including options to purchase 35,400 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 216,332 shares of Common Stock (including options to purchase 35,400 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 096761101	SCHEDULE 13D/A	Page 7 of 31 Pages

1	NAME OF REPORTING PERSONS Castlerigg Merger Arbitrage and Equity Event Intermediate Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 216,332 shares of Common Stock (including options to purchase 35,400 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 216,332 shares of Common Stock (including options to purchase 35,400 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 216,332 shares of Common Stock (including options to purchase 35,400 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 096761101	SCHEDULE 13D/A	Page 8 of 31 Pages

1	NAME OF REPORTING PERSONS Castlerigg Merger Arbitrage and Equity Event Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 216,332 shares of Common Stock (including options to purchase 35,400 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 216,332 shares of Common Stock (including options to purchase 35,400 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 216,332 shares of Common Stock (including options to purchase 35,400 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 096761101	SCHEDULE 13D/A	Page 9 of 31 Pages

1	NAME OF REPORTING PERSONS Castlerigg Global Equity Special Event Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 87,588 shares of Common Stock (including options to purchase 11,300 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 87,588 shares of Common Stock (including options to purchase 11,300 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 87,588 shares of Common Stock (including options to purchase 11,300 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 096761101	SCHEDULE 13D/A	Page 10 of 31 Pages

1	NAME OF REPORTING PERSONS Castlerigg Global Equity Special Event Intermediate Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 87,588 shares of Common Stock (including options to purchase 11,300 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 87,588 shares of Common Stock (including options to purchase 11,300 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 87,588 shares of Common Stock (including options to purchase 11,300 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 096761101	SCHEDULE 13D/A	Page 11 of 31 Pages

1	NAME OF REPORTING PERSONS Castlerigg Global Equity Special Event Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 87,588 shares of Common Stock (including options to purchase 11,300 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 87,588 shares of Common Stock (including options to purchase 11,300 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 87,588 shares of Common Stock (including options to purchase 11,300 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 096761101	SCHEDULE 13D/A	Page 12 of 31 Pages

1	NAME OF REPORTING PERSONS Castlerigg UCITS Funds plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 322,915 shares of Common Stock (including options to purchase 128,600 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 322,915 shares of Common Stock (including options to purchase 128,600 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 322,915 shares of Common Stock (including options to purchase 128,600 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 1.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 096761101	SCHEDULE 13D/A	Page 13 of 31 Pages

1	NAME OF REPORTING PERSONS Sandell Investment Services, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 322,915 shares of Common Stock (including options to purchase 128,600 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 322,915 shares of Common Stock (including options to purchase 128,600 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 322,915 shares of Common Stock (including options to purchase 128,600 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 1.3%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 096761101	SCHEDULE 13D/A	Page 14 of 31 Pages

1	NAME OF REPORTING PERSONS Pulteney Street Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,888 shares of Common Stock (including options to purchase 2,200 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,888 shares of Common Stock (including options to purchase 2,200 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 15,888 shares of Common Stock (including options to purchase 2,200 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 096761101	SCHEDULE 13D/A	Page 15 of 31 Pages

1	NAME OF REPORTING PERSONS Sandell Asset Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,684,035 shares of Common Stock (including options to purchase 257,900 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,684,035 shares of Common Stock (including options to purchase 257,900 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,684,035 shares of Common Stock (including options to purchase 257,900 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.8%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 096761101	SCHEDULE 13D/A	Page 16 of 31 Pages

1	NAME OF REPORTING PERSONS Thomas E. Sandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,006,950 shares of Common Stock (including options to purchase 386,500 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,006,950 shares of Common Stock (including options to purchase 386,500 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,006,950 shares of Common Stock (including options to purchase 386,500 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 8.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 096761101	SCHEDULE 13D/A	Page 17 of 31 Pages

This Amendment No. 6 ("Amendment No. 6") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on September 24, 2013 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D, filed with the SEC on November 12, 2013 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D, filed with the SEC on December 6, 2013 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D, filed with the SEC on December 10, 2013 ("Amendment No. 3"), Amendment No. 4 to the Original Schedule 13D, filed with the SEC on January 14, 2014 (“Amendment No. 4”), and Amendment No. 5 to the Original Schedule 13D, filed with the SEC on January 31, 2014 (“Amendment No. 5” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Amendment No. 6, the "Schedule 13D"), with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Bob Evans Farms, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 6 have the meanings set forth in the Schedule 13D. This Amendment No. 6 amends Items 2, 3, 4, 5 and 6 as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Paragraph (b) of Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(b) The principal business address of Castlerigg Master Investment, Castlerigg International, Castlerigg Holdings, CMAEE Fund, CMAEE Intermediate, CMAEE Master, CGESE Fund, CGESE Intermediate and CGESE Master is c/o Maples Corporate Services (BVI) Limited, P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands. The principal business address of Castlerigg Offshore Holdings is c/o Maples Fund Services (Cayman) Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The principal business address of UCITS is c/o BNY Mellon Fund Services (Ireland) Limited, Guild House, Guild Street, IFSC, Dublin 1, Ireland. The principal business address of Pulteney Partners is 527 Madison Avenue, 6th Floor, New York, NY 10022. The principal business address of SIS, SAMC and Mr. Sandell is 540 Madison Ave., 36th Floor, New York, New York 10022.

The business addresses of certain directors and executive officers, general partners or managing members, as applicable, of Castlerigg Master Investment, Castlerigg International, Castlerigg Holdings, Castlerigg Offshore Holdings, CMAEE Fund, CMAEE Intermediate, CMAEE Master, CGESE Fund, CGESE Intermediate, CGESE Master, UCITS, SIS and SAMC are amended and restated as set forth in Schedule A attached hereto.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

CUSIP No. 096761101	SCHEDULE 13D/A	Page 18 of 31 Pages

The Reporting Persons used a total of approximately $77,757,100 (including brokerage commissions) in the aggregate to acquire the shares of Common Stock reported in this Schedule 13D.

Funds for the purchase of the Common Stock reported herein as beneficially held by the Reporting Persons were derived from (i) available working capital of Castlerigg Master Investment, for the shares of Common Stock held directly by it, (ii) available working capital of CMAEE Master, for the shares of Common Stock held directly by it, (iii) available working capital of CGESE Master, for the shares of Common Stock held directly by it, (iv) available working capital of UCITS, for the shares of Common Stock held directly by it, (v) available working capital of Pulteney Partners, for the shares of Common Stock held directly by it, and (vi) margin borrowings described in the following sentence, for the shares of Common Stock held directly by Castlerigg Master Investment, CMAEE Master, CGESE Master, UCITS and Pulteney Partners. Such Common Stock is or may be held from time to time by the Reporting Persons in margin accounts established by certain of the Reporting Persons with their respective brokers or banks and a portion of the purchase price for the Common Stock may be obtained through margin borrowing. Securities positions which may be held in the margin accounts, including the Common Stock, may be pledged as collateral security for the repayment of debit balances in the margin accounts.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons have increased their ownership in the Issuer as they continue to evaluate their options and remain committed to driving action in order to enhance shareholder value.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) – (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 2,006,950 shares of Common Stock (including options to purchase 386,500 shares of Common Stock), constituting approximately 8.1% of the Issuer’s currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 24,687,893 shares of Common Stock outstanding as of February 21, 2014, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on March 4, 2014.

CUSIP No. 096761101	SCHEDULE 13D/A	Page 19 of 31 Pages

(i)	Castlerigg Master Investment:
	(a)	As of the date hereof, Castlerigg Master Investment may be deemed the beneficial owner of 1,364,227 shares of Common Stock (including options to purchase 209,000 shares of Common Stock).
Percentage: Approximately 5.5% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 1,364,227 shares of Common Stock (including options to purchase 209,000 shares of Common Stock)
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 1,364,227 shares of Common Stock (including options to purchase 209,000 shares of Common Stock)

(ii)	Castlerigg International:
	(a)	As of the date hereof, Castlerigg International may be deemed the beneficial owner of 1,364,227 shares of Common Stock (including options to purchase 209,000 shares of Common Stock).
Percentage: Approximately 5.5% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 1,364,227 shares of Common Stock (including options to purchase 209,000 shares of Common Stock)
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 1,364,227 shares of Common Stock (including options to purchase 209,000 shares of Common Stock)

(iii)	Castlerigg Holdings:
	(a)	As of the date hereof, Castlerigg Holdings may be deemed the beneficial owner of 1,364,227 shares of Common Stock (including options to purchase 209,000 shares of Common Stock).
Percentage: Approximately 5.5% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 1,364,227 shares of Common Stock (including options to purchase 209,000 shares of Common Stock)
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 1,364,227 shares of Common Stock (including options to purchase 209,000 shares of Common Stock)

(iv)	Castlerigg Offshore Holdings:
	(a)	As of the date hereof, Castlerigg Offshore Holdings may be deemed the beneficial owner of 1,364,227 shares of Common Stock (including options to purchase 209,000 shares of Common Stock).
Percentage: Approximately 5.5% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 1,364,227 shares of Common Stock (including options to purchase 209,000 shares of Common Stock)
		3.	Sole power to dispose or direct the disposition: 0

CUSIP No. 096761101	SCHEDULE 13D/A	Page 20 of 31 Pages

4.	Shared power to dispose or direct the disposition: 1,364,227 shares of Common Stock (including options to purchase 209,000 shares of Common Stock)

(v)	CMAEE Fund:
	(a)	As of the date hereof, CMAEE Fund may be deemed the beneficial owner of 216,332 shares of Common Stock (including options to purchase 35,400 shares of Common Stock).
Percentage: Approximately 0.9% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 216,332 shares of Common Stock (including options to purchase 35,400 shares of Common Stock)
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 216,332 shares of Common Stock (including options to purchase 35,400 shares of Common Stock)

(vi)	CMAEE Intermediate:
	(a)	As of the date hereof, CMAEE Intermediate may be deemed the beneficial owner of 216,332 shares of Common Stock (including options to purchase 35,400 shares of Common Stock).
Percentage: Approximately 0.9% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 216,332 shares of Common Stock (including options to purchase 35,400 shares of Common Stock)
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 216,332 shares of Common Stock (including options to purchase 35,400 shares of Common Stock)

(vii)	CMAEE Master:
	(a)	As of the date hereof, CMAEE Master may be deemed the beneficial owner of 216,332 shares of Common Stock (including options to purchase 35,400 shares of Common Stock).
Percentage: Approximately 0.9% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 216,332 shares of Common Stock (including options to purchase 35,400 shares of Common Stock)
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 216,332 shares of Common Stock (including options to purchase 35,400 shares of Common Stock)

(viii)	CGESE Fund:
	(a)	As of the date hereof, CGESE Fund may be deemed the beneficial owner of 87,588 shares of Common Stock (including options to purchase 11,300 shares of Common Stock).
Percentage: Approximately 0.4% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 87,588 shares of Common Stock (including options to purchase 11,300 shares of Common Stock)
		3.	Sole power to dispose or direct the disposition: 0

CUSIP No. 096761101	SCHEDULE 13D/A	Page 21 of 31 Pages

4.	Shared power to dispose or direct the disposition: 87,588 shares of Common Stock (including options to purchase 11,300 shares of Common Stock)

(ix)	CGESE Intermediate:
	(a)	As of the date hereof, CGESE Intermediate may be deemed the beneficial owner of 87,588 shares of Common Stock (including options to purchase 11,300 shares of Common Stock).
Percentage: Approximately 0.4% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 87,588 shares of Common Stock (including options to purchase 11,300 shares of Common Stock)
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 87,588 shares of Common Stock (including options to purchase 11,300 shares of Common Stock)

(x)	CGESE Master:
	(a)	As of the date hereof, CGESE Master may be deemed the beneficial owner of 87,588 shares of Common Stock (including options to purchase 11,300 shares of Common Stock).
Percentage: Approximately 0.4% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 87,588 shares of Common Stock (including options to purchase 11,300 shares of Common Stock)
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 87,588 shares of Common Stock (including options to purchase 11,300 shares of Common Stock)

(xi)	UCITS:
	(a)	As of the date hereof, UCITS may be deemed the beneficial owner of 322,915 shares of Common Stock (including options to purchase 128,600 shares of Common Stock).
Percentage: Approximately 1.3% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 322,915 shares of Common Stock (including options to purchase 128,600 shares of Common Stock)
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 322,915 shares of Common Stock (including options to purchase 128,600 shares of Common Stock)

(xii)	SIS:
	(a)	As of the date hereof, SIS may be deemed the beneficial owner of 322,915 shares of Common Stock (including options to purchase 128,600 shares of Common Stock).
		Percentage: Approximately 1.3% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0

CUSIP No. 096761101	SCHEDULE 13D/A	Page 22 of 31 Pages

2.	Shared power to vote or direct vote: 322,915 shares of Common Stock (including options to purchase 128,600 shares of Common Stock)
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 322,915 shares of Common Stock (including options to purchase 128,600 shares of Common Stock)

(xiii)	Pulteney Partners:
	(a)	As of the date hereof, Pulteney Partners may be deemed the beneficial owner of 15,888 shares of Common Stock (including options to purchase 2,200 shares of Common Stock).
Percentage: Approximately 0.1% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 15,888 shares of Common Stock (including options to purchase 2,200 shares of Common Stock)
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 15,888 shares of Common Stock (including options to purchase 2,200 shares of Common Stock)

(xiv)	SAMC:
	(a)	As of the date hereof, SAMC may be deemed the beneficial owner of 1,684,035 shares of Common Stock (including options to purchase 257,900 shares of Common Stock).
Percentage: Approximately 6.8% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 1,684,035 shares of Common Stock (including options to purchase 257,900 shares of Common Stock)
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 1,684,035 shares of Common Stock (including options to purchase 257,900 shares of Common Stock)

(xv)	Mr. Sandell:
	(a)	As of the date hereof, Mr. Sandell may be deemed the beneficial owner of 2,006,950 shares of Common Stock (including options to purchase 386,500 shares of Common Stock).
Percentage: Approximately 8.1% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 2,006,950 shares of Common Stock (including options to purchase 386,500 shares of Common Stock)
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 2,006,950 shares of Common Stock (including options to purchase 386,500 shares of Common Stock)

The Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Exchange Act and may be deemed to beneficially own an aggregate of 2,006,950 shares of Common Stock (including options to purchase 386,500 shares of Common Stock), constituting approximately 8.1% of the shares of Common Stock outstanding.

CUSIP No. 096761101	SCHEDULE 13D/A	Page 23 of 31 Pages

(b) By virtue of investment management agreements with Castlerigg Master Investment, CMAEE Master, CGESE Master and Pulteney Partners, SAMC has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,684,035 shares of Common Stock (including options to purchase 257,900 shares of Common Stock) beneficially owned by Castlerigg Master Investment, CMAEE Master, CGESE Master and Pulteney Partners. By virtue of an investment management agreement with UCITS, SIS has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 322,915 shares of Common Stock (including options to purchase 128,600 shares of Common Stock) beneficially owned by UCITS. By virtue of his direct and indirect control of SAMC and SIS, Mr. Sandell is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which SAMC and SIS have voting power or dispositive power.

(c) Information concerning all transactions in the securities of the Issuer effected by the Reporting Persons since the filing of Amendment No. 5 is set forth in Schedule B hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 4 to the Original Schedule 13D and is incorporated by reference herein.

The Reporting Persons have purchased call option contracts covering 386,500 shares of Common Stock with an exercise date of September 30, 2014 and a strike price of $55.00.

Other than the joint filing agreement filed as an exhibit hereto, the options and items otherwise described in the Schedule 13D, the Reporting Persons have no contracts, arrangements, understandings or relationships with any persons with respect to securities of the Issuer.

CUSIP No. 096761101	SCHEDULE 13D/A	Page 24 of 31 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 7, 2014

CASTLERIGG MASTER INVESTMENTS LTD.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG INTERNATIONAL LIMITED

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG INTERNATIONAL HOLDINGS LIMITED

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CUSIP No. 096761101	SCHEDULE 13D/A	Page 25 of 31 Pages

CASTLERIGG OFFSHORE HOLDINGS, LTD.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG MERGER ARBITRAGE AND EQUITY EVENT FUND, LTD.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG MERGER ARBITRAGE AND EQUITY EVENT INTERMEDIATE FUND, L.P.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG MERGER ARBITRAGE AND EQUITY EVENT MASTER FUND, LTD.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CUSIP No. 096761101	SCHEDULE 13D/A	Page 26 of 31 Pages

CASTLERIGG GLOBAL EQUITY SPECIAL EVENT FUND, LTD.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG GLOBAL EQUITY SPECIAL EVENT INTERMEDIATE FUND, LTD.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG GLOBAL EQUITY SPECIAL EVENT MASTER FUND, LTD.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG UCITS FUNDS PLC, an umbrella fund with segregated liability between sub-funds acting for and on behalf of Castlerigg Merger Arbitrage UCITS Fund

By:	Sandell Investment Services, L.L.C., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CUSIP No. 096761101	SCHEDULE 13D/A	Page 27 of 31 Pages

PULTENEY STREET PARTNERS, LP

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Sean McCooey
Name:	Sean McCooey
Title:	Managing Member

SANDELL ASSET MANAGEMENT CORP.

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

SANDELL INVESTMENT SERVICES, L.L.C.

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Managing Member

/s/ Thomas E. Sandell
Thomas E. Sandell

CUSIP No. 096761101	SCHEDULE 13D/A	Page 28 of 31 Pages

SCHEDULE A

Directors and Executive Officers of Certain Reporting Persons

CASTLERIGG MASTER INVESTMENT, CASTLERIGG INTERNATIONAL, CASTLERIGG HOLDINGS, CMAEE FUND AND CMAEE MASTER

The following sets forth the name, position, principal occupation, business address and citizenship of each director of each of Castlerigg Master Investment, Castlerigg International, Castlerigg Holdings, CMAEE Fund and CMAEE Master.

Name	Position	Citizenship	Principal Occupation	Business Address
Sandell Director Services, LLC	Director	Delaware	Fund director	540 Madison Ave., 36th Floor, New York, New York 10
Daniel Mignon	Director	Switzerland	Principal, Alpstar Capital SA	7. Av. De Tournay, 1292 Chambesy
Hilmi A. Ünver	Director	Belgium	Partner, Notz Stucki Asset Managers	98 rue de Saint-Jean, CP 5240, CH 1211, Geneve 11

CASTLERIGG OFFSHORE HOLDINGS

The following sets forth the name, position, principal occupation, business address and citizenship of each director of Castlerigg Offshore Holdings.

Name	Position	Citizenship	Principal Occupation	Business Address
Thomas E. Sandell	Director	Sweden	Chief Executive Officer of SAMC	540 Madison Ave., 36th Floor, New York, New York 10
Adam Hoffman	Director	United States	Legal Counsel of SAMC	540 Madison Ave., 36th Floor, New York, New York 10

CMAEE INTERMEDIATE AND CGESE INTERMEDIATE

The following sets forth the name, position, business address and citizenship of the general partner of each of CMAEE Intermediate and CGESE Intermediate. The managing member of Sandell Advisors, L.L.C. is Thomas E. Sandell.

Name	Position	Citizenship	Business Address
Sandell Advisors, L.L.C.	General Partner	Delaware	540 Madison Ave., 36th Floor, New York, New York 10

CUSIP No. 096761101	SCHEDULE 13D/A	Page 29 of 31 Pages

CGESE FUND AND CGESE MASTER

The following sets forth the name, position, principal occupation, business address and citizenship of each director of each of CGESE Fund and CGESE Master.

Name	Position	Citizenship	Principal Occupation	Business Address
Sandell Director Services, LLC	Director	Delaware	Fund Director	40 West 57th Street, New York, NY 10019
Shreyas Gupta	Senior Managing Director	United States	Portfolio Manager at SAMC	40 West 57th Street, New York, NY 10019

UCITS

The following sets forth the name, position, principal occupation, business address and citizenship of each director of UCITS.

Name	Position	Citizenship	Principal Occupation	Business Address
Adam Hoffman	Director	United States	Legal Counsel at SAMC	540 Madison Ave., 36th Floor, New York, New York 10
Roddy Stafford	Director	Ireland	Company Director	6 Winton Road, Dublin 6, Ireland
Christian Currivan	Director	Ireland	Lawyer	33 Sir John Rogerson's Quay, Dublin 2, Ireland
Shreyas Gupta	Director	United States	Portfolio Manager at SAMC	540 Madison Ave., 36th Floor, New York, New York 10
Hugh Magee	Director	Ireland	Equity Analyst Manager at SAMC	42-44 Grosvenor Gardens, London, SW1W 0EB, United Kingdom

PULTENEY PARTNERS

The following sets forth the name, position, citizenship and business address of the general partner of Pulteney Partners. The managing member of Pulteney Street, G.P., LLC is Sean McCooey, a United States citizen.

Name	Position	Citizenship	Business Address
Pulteney Street, G.P., LLC	General Partner	Delaware	527 Madison Avenue, 6th Floor, New York, NY 10022

CUSIP No. 096761101	SCHEDULE 13D/A	Page 30 of 31 Pages

SIS

The following sets forth the name, position, citizenship, principal occupation and business address of the sole managing member of SIS.

Name	Position	Citizenship	Principal Occupation	Business Address
Thomas E. Sandell	Director	Sweden	Chief Executive Officer of SAMC	540 Madison Ave., 36th Floor, New York, New York 10

SAMC

The following sets forth the name, position, principal occupation, business address and citizenship of each director and executive officer of SAMC.

Name	Position	Citizenship	Principal Occupation	Business Address
Sandell Director Services, LLC	Director	Delaware	Fund Director	540 Madison Ave., 36th Floor, New York, New York 10
Daniel Mignon	Director	Switzerland	Principal, Alpstar Capital SA	7. Av. De Tournay, 1292 Chambesy
Thomas E. Sandell	Chief Executive Officer	Sweden	Chief Executive Officer of SAMC	540 Madison Ave., 36th Floor, New York, New York 10
Anthony Bavaro	Chief Financial Officer	United States	Chief Financial Officer of SAMC	540 Madison Ave., 36th Floor, New York, New York 10
Adam Hoffman	Chief Compliance Officer	United States	Legal Counsel at SAMC	540 Madison Ave., 36th Floor, New York, New York 10
Alejandro Mazier	Senior Managing Director	United States	Senior Managing Director at SAMC	540 Madison Ave., 36th Floor, New York, New York 10
Shreyas Gupta	Senior Managing Director	United States	Portfolio Manager at SAMC	540 Madison Ave., 36th Floor, New York, New York 10

CUSIP No. 096761101	SCHEDULE 13D/A	Page 31 of 31 Pages

SCHEDULE B

TRANSACTIONS IN THE ISSUER'S SHARES OF COMMON STOCK

BY THE REPORTING PERSONS

This Schedule sets forth information with respect to each purchase and sale of shares of Common Stock that were effectuated by the Reporting Persons since the filing of Amendment No. 5. Unless otherwise indicated, all transactions were effectuated in the open market through a broker and all prices include brokerage commissions.

Castlerigg Master Investment

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
3/5/2014	148,120	47.38
3/5/2014	66,950	47.28

CMAEE Master

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
3/5/2014	20,325	47.38
3/5/2014	9,185	47.28

CGESE Master

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
3/5/2014	7,405	47.38
3/5/2014	3,345	47.28
3/6/2014	16,620	48.32

PULTENEY PARTNERS

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
3/5/2014	1,150	47.38
3/5/2014	520	47.28
3/6/2014	2,980	48.32